FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of completed trial run of Unit 3 of Yingkou Power Plant of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant in English on September 4, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Jian

	Name:	Huang Jian

	Title:	Company Secretary

Date:    September 4, 2007

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)Overseas Regulatory Announcement
Unit 3 of Yingkou Power Plant Completed Trial Run

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces that a 600MW ultra-supercritical coal-fired generating unit (Unit 3) at Huaneng Yingkou Power Plant completed the 168-hour trial run on August 31, 2007. Unit 3 at Yingkou Power Plant is the first domestically-made ultra-supercritical coal-fired generating unit having a generating capacity of 600MW. The smooth operation of Unit 3 marked China’s progression to a new stage in the design, manufacturing, installation and testing of 600MW generating units. To date, the Company’s total generation capacity on an equity basis has increased from 28,187MW to 28,787MW.

By Order of the Board Huang Jian Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
September 4, 2007